March 20, 2001





VIA CERTIFIED/RETURN RECEIPT
REQUESTED Z 351-055- 813
United States Securities &
Exchange Commission
450 Fifth Street NW
Washington, DC  20549

          RE:  WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2
               AMP PRODUCTIONS, INC.
               FILE NO.: 333-39042

Dear Sir/Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that its Registration Statement on Form SB-2 be withdrawn from registration immediately due to market conditions.

                                   Very truly yours,


                                   Stephen B. Schneer